UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

American HomePatient, Inc.
(Name of the Issuer)

American HomePatient, Inc.
Highland Crusader Offshore Partners, L.P.
Highland Capital Management, L.P.
Strand Advisors, Inc.
James Dondero
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

M. David Cox Harwell Howard Hyne Gabbert & Manner, P.C. 315 Deaderick Street, Suite 1800 Nashville, TN 37238-1800 (615) 251-1081	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019-6150 (212) 403-1314
This statement is filed in connection with (check the appropriate box):
☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$13,989,190.63	$997.43

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$997.43
Form or Registration No.:	Schedule TO (File No. 005-42184)
Filing Party:	American HomePatient, Inc.
Date Filed:	July 7, 2010

INTRODUCTION
     This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2010 by American HomePatient, Inc. (the “Company”), Highland Crusader Offshore Partners, L.P. (“Crusader”), and Highland Capital Management, L.P. (“Highland”). The Schedule 13E-3 relates to a self-tender offer by the Company to repurchase all shares of its common stock (the “Shares”) at $0.67 in cash per share, which we refer to as the “Offer.” Highland and Crusader will not tender their shares in the Offer. The purpose of the Offer is to redeem as many Shares as possible from shareholders other than Highland in order to concentrate Highland’s percentage ownership in the Company as a first step in the Company becoming 100% owned by Highland. The Schedule 13E-3 was filed in connection with the Offer, which is being made upon the terms and conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by the Company with the SEC on July 7, 2010 (the “Schedule TO”). If shareholders have tendered and have not withdrawn as of the close of the Offer period a sufficient number of Shares that when considered with the Shares held by Highland and Crusader would constitute at least 90% of the fully diluted outstanding Shares, then Highland and Crusader, together with the Company’s other senior lenders, have agreed to restructure the Company’s secured debt, and the Company will be obligated to repurchase the tendered and not withdrawn Shares at the Offer price of $0.67 per share, net to the seller in cash, without interest and less applicable withholding taxes. If following the Offer less than 100% of the fully diluted outstanding Shares are held by Highland, Crusader, and/or their affiliates, then the Company intends to pursue a second-step merger pursuant to which the remaining Shares not held by one of Highland, Crusader, or one of their affiliates will be repurchased for $0.67 per share, subject to appraisal rights for those shareholders who properly perfect and exercise such rights under Nevada law. If the Offer, and any required second-step merger, are successfully consummated, the Company will no longer be publicly owned, the Shares will cease to be quoted on the Over-the-Counter Bulletin Board (“OTCBB”), and the Company will cease to be required to make filings with the SEC or to comply with the SEC rules relating to public companies.
Item 3. Identity and Background of the Filing Person
Regulation M-A Item 1003
     (1) The second and third paragraphs in “The Offer—Section 8—Certain Information Concerning Highland” of the Offer to Purchase are hereby amended and restated as follows:
“Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), is located at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, and its telephone number at that address is (972) 628-4100. Highland Capital is principally engaged in the business of serving as investment adviser to certain entities, including Crusader Offshore. Strand, a Delaware corporation, is the general partner of Highland Capital, and serving as general partner of Highland Capital is its principal business. The general partner of Strand is James Dondero. Mr. Dondero’s biography is included in Schedule B. Strand and Mr. Dondero are also located at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, and their telephone number at that address is also (972) 628-4100.
The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Crusader LLC and Strand, including Mr. Dondero, and certain other information, are set forth on Schedule B hereto.”
     (2) The following sentence is added at the end of footnote (1) in “Schedule C” of the Offer to Purchase:

“Strand is the general partner of Highland Capital, and James Dondero is the President and a director of Strand; accordingly, Strand and Mr. Dondero may be deemed to indirectly beneficially own these shares.”
Item 4. Terms of the Transaction
Regulation M-A Item 1004(a) and (c) through (f)
     (1) The following is hereby added as a new paragraph immediately following the condition (D)(ii)(b) in “The Offer—Section 10—Conditions of the Offer” of the Offer to Purchase:
“ “Material Adverse Effect” as used above means an event or condition that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the business, assets or financial performance of the Company and its consolidated subsidiaries, taken as a whole (it being understood that none of the following, in and of themselves, shall be deemed to constitute a “Material Adverse Effect”: (a) a change that results from conditions generally affecting the United States economy or the world economy, (b) a change or development in the industries in which the Company and its subsidiaries operate, including general changes in applicable law across such industries or changes in governmental reimbursement in such industries, or (c) a change that results from the taking of any action required by the Restructuring Support Agreement; provided, however, that such matters in the case of clauses (a) and (b) shall be taken into account in determining whether there has been or is a Material Adverse Effect to the extent of any disproportionate impact on the business, assets or financial performance of the Company and its consolidated subsidiaries, taken as a whole relative to other similarly situated persons).”
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005(a) through (c) and (e)
     (1) The second paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“On March 18, 2009, the Company’s management met with representatives of Highland. The members of the Company’s management who were present at this meeting were Joseph F. Furlong, III, the Company’s President and Chief Executive Officer, Stephen L. Clanton, the Company’s Chief Financial Officer, Executive Vice President, and Secretary, Frank D. Powers, the Company’s Executive Vice President and Chief Operating Officer, and James P. Reichmann, III the Company’s Senior Vice President, Sales & Marketing. Representatives of Highland who were present were James Dondero, Pat Daugherty, and Mark Martinson. At this meeting, Highland made overtures to the Company concerning a possible buy-out of shareholders at a nominal price of $0.25 or a restructuring in which shareholders would retain a small ownership interest in the Company. This possibility was presented by Highland as a means of addressing, outside of the bankruptcy process, the Senior Debt that would mature in August. Mr. Furlong had a subsequent conversation with a representative of Highland at which the representative indicated that a transaction might be possible in which outside shareholders would receive consideration in the range of $0.30 per share. At a meeting on April 10, 2009, the Board met and discussed Highland’s overtures. The Board discussed the possibility of a transaction with Highland and the Board’s prior efforts to address the Senior Debt maturity issue, as well as the apparent unwillingness of the Senior Debt holders to restructure or extend the maturity of the Senior Debt, as well as the inability to refinance the Senior Debt with new lenders. The Board then created the Special Committee to consider a transaction with Highland and all alternatives to such a transaction. The Special Committee consisted of all of the non-management directors of the Company: Donald R. Millard, Henry T. Blackstock, William C. O’Neil, Jr., and W. Wayne Woody. The Special Committee met for the first time immediately following this Board meeting and discussed the best approach to responding to Highland. The Special Committee appointed Mr. Millard as Chairman of the Special Committee and instructed him to work with management and outside professionals to coordinate activities between Special Committee meetings. The Special Committee then discussed engaging a financial advisor and identified two potential financial advisors to interview.”
     (2) The fifth paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“The Special Committee met again on May 19, 2009 and received an update from the Special Committee Chairman on his recent meeting, along with Mr. Furlong, with representatives of Highland. The Chairman indicated that he and Mr. Furlong had communicated to Highland that the Special Committee was considering the two types of transactions Highland had mentioned, the going private cash-out and the recapitalization. They and Highland discussed in detail the advantages and disadvantages of each approach as well as Highland’s ability and willingness to close either transaction. The Special Committee Chairman noted that Highland did not appear to be willing or able to provide cash to fund a cash-out transaction and that Company cash appeared to be the only possible source of funding such a transaction. Raymond James circulated a draft summary of the analyses Raymond James had done reviewing the financial aspects of a going private cash-out that used the Company’s cash as a source of funds and a potential recapitalization. After summarizing the materials for the Special Committee, Raymond James discussed with the Special Committee in detail the underlying assumptions in the two models. The Special Committee then discussed the key assumptions of the cash-out model, including management’s estimate of the minimum cash balances needed for continued operations. The Special Committee then discussed in detail the key assumptions of the analysis of residual ownership following a potential recapitalization. The Special Committee then discussed the possibility of a reorganization proceeding in the event the Company was unable to reach agreement with Highland. The Special Committee also discussed other possible alternatives, including a business combination with either of two companies that were major competitors of the Company. The Special Committee and its legal advisors then discussed the ability of Highland to potentially block a transaction with third parties and other risks and costs that could arise in connection with such a transaction. After consideration, the Special Committee authorized Raymond James to contact each of those companies to gauge their interest level.”
     (3) The second sentence of the tenth paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“None of these calls mentioned a new price per share or included a proposal by Highland, until Highland ultimately proposed a cash-out amount equal to $0.67 per share to non-Highland shareholders.”
     (4) The eighteenth paragraph under “Negotiation of the Restructuring Support Agreement” in “Special Factors—Section 1—Background” of the Offer to Purchase is hereby amended and restated as follows:
“The Special Committee then met on March 25, 2010, and discussed the status of ongoing negotiations. At the request of the Special Committee, the Company’s management briefed the Special Committee on updated cash flow projections to assess the ability of the Company to fund the self-tender and the debt repurchase and to assess the Company’s subsequent financial position. This analysis reviewed various scenarios based upon a variety of assumptions related to operational results, reimbursement rates and market conditions. After receiving these reports, the Special Committee concluded that the Company should have no problem paying its debts as they come due given the anticipated terms of the restructured Senior Debt. Raymond James then discussed in detail materials that it had provided to the Special Committee, including a summary of Company financial information, a proposed transaction valuation analysis, Company stock price information, select public company analysis, precedent transactions analysis, and the liquidation analysis. Based on such input from Raymond James and reports by management on its continuing contacts with third party lenders, the Special Committee determined that there still was no alternative source for refinancing the Company’s Senior Debt. Following discussion with its legal advisors, the Special Committee determined that the prospects for shareholders in a bankruptcy remained highly uncertain. Raymond James then led the Special Committee through a detailed review of valuation-related information related to the self-tender offer contemplated by the Restructuring Support Agreement. The Special Committee’s legal counsel then discussed the key terms of the current version of the Restructuring Support Agreement and the documents related to the proposed debt repurchase. At the conclusion of the meeting, the Special Committee determined that pursuing the transactions contemplated under the Restructuring Support Agreement were in the best interests of non-Highland shareholders.”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006(b) and (c)(1) through (8)
     (1) The following is hereby added at the end of the fourth paragraph in “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” of the Offer to Purchase:
“Highland has undertaken to support and pursue the transactions set forth in the Restructuring Support Agreement, including the Offer, at this time in light of the agreement of the Company’s other lenders regarding a restructuring and maturity extension of the Company’s debt, which was reached shortly before the date of the Restructuring Support Agreement. Highland would not have agreed to support the Offer without an agreement that this restructuring would occur in connection therewith.”
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (1) The following is hereby added at the end of “Special Factors—Section 2— Purpose and Reasons for the Offer” of the Offer to Purchase:
“The alternatives to the Offer considered by the Special Committee were (i) a refinancing of the Senior Debt with a third party lender, (ii) a business combination with a third party purchaser, (iii) a recapitalization of the Company that would result in dilution of shareholders other than Highland, and (iv) a bankruptcy filing.
The Special Committee rejected a third party refinancing because it believed that no third parties were willing to refinance the Senior Debt. This belief was based on the following efforts by the Company. In the summer of 2007 the Company approached approximately six third party banks to solicit interest in refinancing the Senior Debt. For the next several months, the Company continued negotiations with two of these institutions. Near the completion of negotiations, the Company was informed that the condition of the debt market had deteriorated thus making the refinancing of the Senior Debt impossible at that time. The Company inquired of all the institutions originally contacted and none were interested in proceeding. This occurred during a time the Company was achieving an annual EBITDA level of approximately $52 million. Subsequent to that time, Company management maintained continuous contact with five of these institutions in order to determine if the market had improved to allow for the refinancing to go forward. The Company received no positive responses from these contacts.
As of March, 2010, the Company’s annual EBITDA run rate was less than $35 million and the remaining Senior Debt was in excess of $226 million. This would yield a debt to EBITDA multiple of 6.5 times. Based on the Company’s prior contacts, the Special Committee believed this multiple was well in excess of what any third party lender would be interested in accommodating.
The Special Committee rejected a third party business combination because it believed that no third parties were interested in a business combination with the Company. This belief was based on: (i) market checks conducted in 2002 and 2005, which had failed to identify an acquiror; (ii) the Special Committee’s belief that the 48% stock ownership that Highland had acquired in 2006 constituted a blocking position that made the Company even less desirable to potential acquirors; (iii) the decline in the Company’s financial performance described above; and (iv) Raymond James’ unsuccessful approaches to two competitors of the Company that were thought to be the only realistic strategic partners for the Company.
The Special Committee rejected a dilutive recapitalization because it felt that the risks to minority shareholders in a Company dominated by a super-majority shareholder outweighed the benefits to such shareholders of holding a continuing equity interest in the Company.
The Special Committee rejected a bankruptcy filing because of its belief that the results for shareholders in bankruptcy would be highly uncertain.”
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
     (1) The fifth bullet point under “Position of the Special Committee Regarding Fairness of the Offer” in “Special Factors—Section 3—Positions Regarding Fairness of the Offer” of the Offer to Purchase is hereby amended and restated as follows:
“the fact that we had explored strategic and financial alternatives over an extended period of time and the thoroughness of the process for exploring and reviewing these alternatives, including exploration of alternative transactions with other third parties, as further described in the six final paragraphs of “Special Factors—Section 2— Purpose and Reasons for the Offer”;”
     (2) The three paragraphs under “Position of Highland Regarding Fairness of the Offer” in “Special Factors—Section 3—Positions Regarding Fairness of the Offer” of the Offer to Purchase are hereby amended and restated as follows:
“Under the rules governing “going private” transactions, Highland, Strand Advisors, Inc. (“Strand”) and James Dondero are required to express their beliefs as to the substantive and procedural fairness of the Offer to the Company’s unaffiliated shareholders. Highland, Strand and Mr. Dondero are making the statements included in this subsection solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The interests of the unaffiliated stockholders of the Company were represented by the Special Committee, which had the exclusive authority to review, evaluate and negotiate the terms and conditions of the Restructuring Support Agreement on behalf of the Company, with the assistance of the Board of Directors’ independent financial and legal advisors. Accordingly, Highland, Strand and Mr. Dondero did not undertake a formal evaluation of the Offer or engage a financial adviser for that purpose. Highland, Strand and Mr. Dondero believe that the Restructuring Support Agreement and the Offer are substantively and procedurally fair to the unaffiliated shareholders on the basis of the factors described under “Position of the Special Committee Regarding Fairness of the Offer” and agree with the analyses and conclusions of the Special Committee, based upon the reasonableness of those analyses and conclusions, which they adopt, and its knowledge of the Company, as well as the factors considered by, and the findings of, the Special Committee with respect to the fairness of the Offer to such unaffiliated shareholders. In addition, Highland, Strand and Mr. Dondero considered the fact that the Special Committee received an opinion from Raymond James (although Highland, Strand and Mr. Dondero were not a recipient of such opinion) as to the fairness, from a financial point of view as of the date of the opinion, to holders of the Company’s common stock (other than Highland, the Company and their respective affiliates (including Strand and Mr. Dondero)) of the $0.67 per share in cash to be received by such holders pursuant to the self-tender offer. See “Opinion of Raymond James & Associates.”
The foregoing discussion of the information and factors considered and given weight by Highland, Strand and Mr. Dondero in connection with the fairness of the Offer is not intended to be exhaustive but is believed to include all material factors considered by Highland, Strand and Mr. Dondero. Highland, Strand and Mr. Dondero did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of the Offer. Highland, Strand and Mr. Dondero believe that the foregoing factors provide a reasonable basis for their belief that the Offer is fair to the Company and its unaffiliated stockholders.”
Item 16. Exhibits
Regulation M-A Items 1016(a) through (d), (f) and (g)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

Exhibit
No.	Description
(a)(1)(G)	Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(2)(A)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

(a)(2)(B)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(C)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(D)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(E)	Press Release issued by the Company on July 7, 2010 (incorporated by reference to Exhibit (a)(2)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(A)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(B)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(C)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(D)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(E)	Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(F)	Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(G)	Analysis of Raymond James & Associates, Inc. dated March 25, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 22, 2010).

(a)(5)(H)	Analysis of Raymond James & Associates, Inc. dated May 19, 2009 (incorporated by reference to Exhibit (a)(5)(viii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 22, 2010).

(c)(1)	Opinion of Raymond James & Associates, Inc. dated April 27, 2010 (incorporated by reference to Appendix E to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on May 25, 2010).

(c)(2)	Opinion of Raymond James & Associates, Inc. dated June 30, 2010 (incorporated by reference to Schedule E-2 of the Offer to Purchase).

Exhibit
No.	Description
(d)(1)	Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

(d)(2)	Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)	Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)	Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(8)	Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of the Offer to Purchase).

(d)(10)	Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(14)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

Exhibit
No.	Description
(d)(16)	Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008 (incorporated by reference to Exhibit (d)(17) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(18)	Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson (incorporated by reference to Exhibit (d)(18) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(f)	Sections 300 through 500 of Chapter 92A of the Nevada Revised Statutes (incorporated by reference to Schedule D of the Offer to Purchase).

(g)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.
By:	/s/ Stephen L. Clanton
	Name:	Stephen L. Clanton
	Title:	Chief Financial Officer and Executive Vice President

Dated: July 21, 2010

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc.
Its:	General Partner

By:	/s/ James Dondero
	Name:	James Dondero
Its: President

Dated: July 21, 2010

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By:	Highland Crusader Fund GP, L.P.
Its:	General Partner

By:	Highland Crusader Fund GP, LLC
Its:	General Partner

By:	Highland Capital Management, L.P.
Its:	Sole Member

By:	Strand Advisors, Inc.
Its:	General Partner

By:	/s/ James Dondero
	Name:	James Dondero
Its: President

Dated: July 21, 2010

STRAND ADVISORS, INC.
By:	/s/ James Dondero
	Name:	James Dondero
Its: President

Dated: July 21, 2010

JAMES DONDERO
By:	/s/ James Dondero

Dated: July 21, 2010